Exhibit 99.1

Piedmont Lithium Limited

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended March 31, 2020 and 2019

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

	Note	Nine Months Ended March 31, 2020 US$	Nine Months Ended March 31, 2019 US$

Continuing operations
Interest income/(expenses)	3	108,955	98,147
Exploration and evaluation expenses		(2,951,474)	(5,014,434)
Corporate and administrative expenses		(1,243,847)	(1,056,029)
Business development expenses		(802,340)	(953,095)
Share based payments		(263,519)	(383,636)
Other income/(expenses)	3	1,074,861	181,550
Loss before income tax		(4,077,364)	(7,127,497)
Income tax expense		-	-
Loss for the period		(4,077,364)	(7,127,497)
Loss attributable to members of Piedmont Lithium Limited		(4,077,364)	(7,127,497)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(1,214,413)	(300,155)
Other comprehensive loss for the period, net of tax		(1,214,413)	(300,155)
Total comprehensive loss for the period		(5,291,777)	(7,427,652)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(5,291,777)	(7,427,652)

Loss per share
Basic and diluted loss per share (cents per share)		(0.5)	(1.2)

The above Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2020 AND JUNE 30, 2019

	Note	March 31, 2020 US$	June 30, 2019 US$

ASSETS
Current Assets
Cash and cash equivalents		8,951,553	4,432,150
Trade and other receivables		35,961	59,679
Other assets		109,470	-
Total Current Assets		9,096,984	4,491,829

Non-Current Assets
Exploration and evaluation assets	4	6,579,123	2,265,121
Property, plant and equipment	5	781,555	26,195
Other assets		149,884	-
Total Non-Current Assets		7,510,562	2,291,316

TOTAL ASSETS		16,607,546	6,783,145

LIABILITIES
Current Liabilities
Trade and other payables		748,323	2,144,071
Other liabilities	6	717,810	-
Total Current Liabilities		1,466,133	2,144,071

Non-Current Liabilities
Other liabilities	6	1,674,776	-
Total Non-Current Liabilities		1,674,776	-

TOTAL LIABILITIES		3,140,909	2,144,071

NET ASSETS		13,466,637	4,639,074

EQUITY
Contributed equity	7	63,429,107	48,853,707
Reserves	8	91,228	1,990,135
Accumulated losses		(50,053,698)	(46,204,768)
TOTAL EQUITY		13,466,637	4,639,074

The above Unaudited Condensed Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

	Contributed Equity US$	Share Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

As at July 1, 2019	48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074
Effect of adoption of IFRS 16	-	-	-	(13,009)	(13,009)
As at July 1, 2019 (restated)	48,853,707	2,287,301	(297,166)	(46,217,777)	4,626,065
Net loss for the period	-	-	-	(4,077,364)	(4,077,364)
Exchange differences arising on translation of foreign operations	-	-	(1,214,413)	-	(1,214,413)
Total comprehensive loss	-	-	(1,214,413)	(4,077,364)	(5,291,777)
Issuance of shares	14,557,710	-	-	-	14,557,710
Share issue costs	(688,880)	-	-	-	(688,880)
Exercise of incentive options	706,570	(706,570)	-	-	-
Expiration of incentive options	-	(241,443)	-	241,443	-
Share based payments	-	263,519	-	-	263,519
As at March 31, 2020	63,429,107	1,602,807	(1,511,579)	(50,053,698)	13,466,637

As at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the period	-	-	-	(7,127,497)	(7,127,497)
Exchange differences arising on translation of foreign operations	-	-	(300,155)	-	(300,155)
Total comprehensive loss	-	-	(300,155)	(7,127,497)	(7,427,652)
Issuance of shares	8,831,759	-	-	-	8,831,759
Share issue costs	(509,918)	-	-	-	(509,918)
Conversion of performance rights	48,465	(48,465)	-	-	-
Share based payments	-	383,636	-	-	383,636
As at March 31, 2019	48,853,654	2,232,562	(231,238)	(43,509,639)	7,345,339

The above Unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the accompanying notes.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

	Nine Months Ended March 31, 2020 US$	Nine Months Ended March 31, 2019 US$

Cash flows from operating activities
Payments to suppliers and employees	(7,637,406)	(7,395,109)
Interest paid	(85,883)	-
Interest received	188,383	96,807
Net cash flows used in operating activities	(7,534,906)	(7,298,302)

Cash flows from investing activities
Purchase of exploration and evaluation assets	(2,013,950)	(1,311,334)
Purchase of property, plant and equipment	(664,455)	(22,316)
Refund of deposits	-	19,427
Net cash flows used in investing activities	(2,678,405)	(1,314,223)

Cash flows from financing activities
Proceeds from issue of shares	14,557,710	8,831,759
Share issue costs	(688,880)	(509,918)
Repayment of borrowings	(204,589)	-
Payment of principal portion of lease liabilities	(54,534)	-
Net cash inflow from financing activities	13,609,707	8,321,841

Net increase/(decrease) in cash and cash equivalents	3,396,396	(290,684)
Net foreign exchange differences	1,123,007	181,550
Cash and cash equivalents at the beginning of the period	4,432,150	7,238,489
Cash and cash equivalents at the end of the period	8,951,553	7,129,355

The above Unaudited Condensed Consolidated Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

Piedmont Lithium Limited (“Piedmont” or the “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “PLL” and our American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, are traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL”.  The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

The unaudited condensed consolidated financial statements for the nine months ended March 31, 2020 and 2019 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). The preparation of the Interim Financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis.  Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year end June 30, 2020. Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of Piedmont and its consolidated entities (the “Consolidated Entity” or the “Group”) as of June 30, 2019 and 2018 and for each of the three years ended June 30, 2019.  In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period.

The Interim Financial Statements were authorised for issue in accordance with a resolution of the Directors on June 8, 2020.

(b)	Basis of Preparation

The Interim Financial Statements have been prepared on a historical cost basis. The Interim Financial Statements are presented in United States dollars (US$).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the Group’s annual financial statements as of June 30, 2019 and 2018 and for each of the three years ended June 30, 2019, except for new standards, amendments to standards and interpretations effective July 1, 2019 as set out in note 1(c) below.

Going concern

The Interim Financial Statements have been prepared on the going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

Until commercial production is achieved from the Group’s planned mine/concentrator and/or chemical plant, the Group will continue to incur operating net cash outflows, as well as investing net cash outflows associated with the development of its planned mine/concentrator and/or chemical plant. For the nine months ended March 31, 2020, the Group incurred a net loss of US$4.1 million (March 31, 2019: US$7.1 million), experienced net cash outflows from operating activities of US$7.5 million (March 31, 2019: US$7.3 million) and net cash outflows from investing activities of US$2.7 million (March 31, 2019: US$1.3 million). As at March 31, 2020, the Group had cash and cash equivalents of US$9.0 million (June 30, 2019: US$4.4 million).

Additionally, as disclosed in note 10, at March 31, 2020, the Group had entered into option agreements with local landowners in North Carolina, United States, in relation to its exploration properties, which upon exercise, allows the Group to purchase an additional approximately 1,551 acres of surface property and the associated mineral rights from the local landowners. Within twelve months from the date of issuance of these Interim Financial Statements, a number of these option agreements are due to expire, at which point the Group will need to either: (i) pay the cash consideration required to exercise the relevant option (refer to note 10 for further information); (ii) extend the expiry date of the relevant option by agreement with the local landowner; or (iii) allow the relevant option to lapse. If the Group chose to exercise all option agreements or was unable to extend the expiry date of any options, then the Group’s current cash resources would not meet its current budgeted cash outflows, without undertaking capital raising initiatives or substantially reducing and/or deferring operating and capital expenditures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of Preparation (Continued)

Subsequent to March 31, 2020, the Company plans to undertake proposed equity offerings (the “Offerings”) to raise minimum gross proceeds of US$10 million, with the Offerings expected to be completed in July and August 2020. The Offerings are subject to market conditions, and there can be no assurance as to whether or when the Offerings may be completed, or as to the actual size or terms of the Offerings.

The ability of the Group to continue as a going concern is therefore dependent on completing the Offerings or alternatively substantially reducing and/or deferring operating and capital expenditures, including extending the expiry date of relevant option agreements with the landowners. The Directors are confident that they will be able to achieve the matters set out above and, as a result, that the Group will have sufficient funds to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate.

Should the Group be unable to achieve the matters referred to above, the Group would need to undertake alternative fundraising initiatives, and consequently substantial doubt exists on the ability of the Group to continue as a going concern within one year after the date of issuance of the Interim Financial Statements and therefore, whether it will be able to realise its assets and extinguish its liabilities in the normal course of business.

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

(c)	New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2019.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:

•	International Financial Reporting Standard (“IFRS”) 16 Leases

•	Interpretation 23 Uncertainty over Income Tax Treatments

•	Annual Improvements to IFRS Standards 2015–2017 Cycle

•	Amendments to IAS 19 Employee Benefits – Plan Amendment, Curtailment or Settlement

Other than IFRS 16, the adoption of these new and revised standards and amendments has not affected the amounts reported for the current or prior periods. A discussion on the adoption of IFRS 16 is included below.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 Leases

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognised in retained earnings at July 1, 2019. Accordingly, the comparative information presented as of June 30, 2019 and for the nine month period ended March 31, 2019 is not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4 Determining whether an Arrangement contains a Lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	New standards, interpretations and amendments (Continued)

IFRS 16 Leases (Continued)

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16.

As a lessee

As a lessee, the Group leases primarily property assets. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for most of these leases – i.e. these leases are now on-balance sheet.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price. However, for leases of property the Group has elected not to separate non-lease components and accounts for the lease and associated non-lease components as a single lease component.

As an intermediate lessor

Under IFRS 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right-of-use asset arising from the head lease (and not by reference to the underlying asset as was the case under IAS 17).

Leases classified as operating leases under IAS 17

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at July 1, 2019. The Group has measured right-of-use assets at their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Group’s incremental borrowing rate at the date of initial application.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

•	did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognise right-of-use assets and liabilities for leases of low value assets (e.g. IT equipment);

•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•	used hindsight when determining the lease term.

Leases classified as finance leases under IAS 17

The Group did not have any leases that were previously classified as finance leases under IAS 17.

Impact on transition

On transition to IFRS 16, the Group recognised additional right-of-use assets and additional lease liabilities, recognising the difference in accumulated losses. The impact on transition is summarised below.

	As previously reported US$	IFRS 16 adjustment US$	As adjusted at July 1, 2019 US$
Right-of-use assets	-	222,116	222,116
Other liabilities	-	(235,125)	(235,125)
Accumulated losses	(46,204,768)	(13,009)	(46,217,777)

When measuring liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at July 1, 2019. The weighted average rate applied is 13%.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Issued standards and interpretations not early adopted

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended March 31, 2020.  Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for Company
Definition of a Business (Amendments to IFRS 3)	January 1, 2020	July 1, 2020
Definition of Material (Amendments to IAS 1 and IAS 8)	January 1, 2020	July 1, 2020
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020	July 1, 2020
Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)	January 1, 2020	July 1, 2020

2.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

3.	INCOME AND EXPENSES

	Nine Months Ended March 31, 2020 US$	Nine Months Ended March 31, 2019 US$
Interest income/(expenses)
Interest income	194,838	98,147
Interest expense	(85,883)	-
Total interest income/(expenses)	108,955	98,147

Other income/(expenses)
Net foreign exchange gain	1,123,006	181,550
Other receivables written-off	(63,733)	-
Other	15,588	-
Total other income/(expenses)	1,074,861	181,550

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

4.	EXPLORATION AND EVALUATION ASSETS

Piedmont Lithium Project US$
Carrying amount at July 1, 2019	2,265,121
Additions [2]	4,314,002
Carrying amount at March 31, 2020 [1,3]	6,579,123

Carrying amount at July 1, 2018	742,017
Additions [2]	1,523,104
Carrying amount at June 30, 2019 [3]	2,265,121

Notes:

[1]
As at March 31, 2020, the Piedmont Lithium Project comprised approximately 2,129 acres (June 30, 2019: approximately 2,207 acres) of surface property and associated mineral rights in North Carolina, United States, of which approximately 370 acres are owned, approximately 70 acres are subject to lease-to-own agreements, approximately 1,551 acres are subject to purchase option agreements, and approximately 138 acres are subject to long-term lease option agreements. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 10 for further details of contingent liabilities).

[2]
Additions to ‘exploration and evaluation assets’ relate to land acquisition costs (relating to our owned properties) and option costs (relating to our optioned properties) which are capitalised as ‘exploration and evaluation assets’ as part of the Piedmont Lithium Project.

[3]	The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.

5.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land US$	Plant and equipment US$	Right-of-use assets US$	Total US$
Carrying amount at July 1, 2019	-	26,195	-	26,195
Effect of adoption of IFRS 16	-	-	222,116	222,116
Carrying amount at July 1, 2019 (adjusted)	-	26,195	222,116	248,311
Additions	687,000	12,455	116,400	815,855
De-recognition of right-of-use assets[1]	-	-	(210,230)	(210,230)
Depreciation and amortization	-	(9,264)	(63,117)	(72,381)
Carrying amount at March 31, 2020	687,000	29,386	65,169	781,555
- at cost	687,000	48,880	89,608	825,488
- accumulated depreciation and amortization	-	(19,494)	(24,439)	(43,933)

Carrying amount at July 1, 2018	-	3,982	-	3,982
Additions	-	31,025	-	31,025
Depreciation and amortization	-	(8,812)	-	(8,812)
Carrying amount at June 30, 2019	-	26,195	-	26,195
- at cost	-	36,426	-	36,426
- accumulated depreciation and amortization	-	(10,231)	-	(10,231)

Notes:

[1]
During the period, the Group entered into an agreement to sublease one of its offices in the United States.  The Group has assessed that as a result of entering into the sublease, the Group no longer retains the significant risks and rewards associated with the use of the office space and as such has de-recognised the right-of-use asset recorded in relation to this lease, and recognised a corresponding lease receivable of US$109,470 at March 31, 2020, which is classified as ‘other assets’ in the unaudited condensed consolidated statement of financial position. The Group has not adjusted the corresponding lease liability recognised under the office lease as it is still responsible for the lease payments to the lessor.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

6.	OTHER LIABILITIES

	March 31, 2020 US$	June 30, 2019 US$
Current other liabilities
Loans and borrowings[1]	595,211	-
Lease liabilities	122,599	-
Total current other liabilities	717,810	-

Non-current other liabilities
Loans and borrowings[1]	1,500,252	-
Lease liabilities	174,524	-
Total non-current other liabilities	1,674,776	-

Total other liabilities	2,392,586	-

Notes:

[1]
At March 31, 2020, the Group had loans and borrowings relating to surface properties that form part of ‘exploration and evaluation assets’ which have been fully or partly financed by the seller of the surface properties. The loans and borrowings are repayable in monthly instalments, based on an implied interest rate of 10%, and secured by the respective surface property.

(a)	Reconciliation of loans and borrowings

	Balance at July 1, 2019 US$	Amount Financed US$	Cash Repayments US$	Balance at March 31, 2020 US$
Seller-financed properties	-	2,300,052	(204,589)	2,095,463
Total loans and borrowings	-	2,300,052	(204,589)	2,095,463

7.	CONTRIBUTED EQUITY

	March 31, 2020 US$	June 30, 2019 US$
Issued capital
824,320,206 fully paid ordinary shares (June 30, 2019: 670,380,352)	63,429,107	48,853,707

(a)	Movements in issued capital

Date	Details	Number of Ordinary Shares	Issue Price		US$
Jul 1, 2019	Opening balance	670,380,352			48,853,707
Jul 10, 2019	Issuance of shares	145,000,000	$	A0.145	14,557,710
Dec 20, 2019	Exercise of incentive options	8,939,854		-	706,570
	Share issue costs	-		-	(688,880)
Mar 31, 2020	Closing balance	824,320,206			63,429,107

Jul 1, 2018	Opening balance	559,030,352			40,483,348
Jul 31, 2018	Conversion of performance rights	200,000		-	27,828
Dec 7–13, 2018	Issuance of shares	107,590,909	$	A0.11	8,560,221
Feb 1, 2019	Issuance of shares	3,409,091	$	A0.11	271,538
Feb 1, 2019	Conversion of performance rights	150,000		-	20,637
	Share issue costs			-	(509,865)
Jun 30, 2019	Closing balance	670,380,352			48,853,707

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

8.	RESERVES

	March 31, 2020 US$	June 30, 2019 US$
Reserves
Share based payments reserve (note 8(a))	1,602,807	2,287,301
Foreign currency translation reserve	(1,511,579)	(297,166)
	91,228	1,990,135

(a)	Movements in share based payments reserve

Date	Details	Number of Incentive Options	Number of Performance Rights	Number of Unissued Shares	US$
Jul 1, 2019	Opening balance	84,650,000	50,000	-	2,287,301
Various	Grants of incentive options, performance rights and shares[1]	25,950,000	7,500,000	2,000,000	-
Dec 20, 2019	Exercise of incentive options	(31,500,000)	-	-	(706,570)
Dec 31, 2019	Expiration of incentive options	(16,500,000)	-	-	(241,443)
Mar 31, 2020	Share based payment expense	-	-	-	263,519
Mar 31, 2020	Closing Balance	62,600,000	7,550,000	2,000,000	1,602,807

Jul 1, 2018	Opening balance	79,700,000	1,500,000	-	1,897,391
Various	Grants of incentive options	4,950,000	-	-	-
Jul 31, 2018	Conversion of performance rights	-	(200,000)	-	(27,828)
Dec 31, 2018	Expiry of performance rights	-	(1,100,000)	-	-
Feb 1, 2019	Conversion of performance rights	-	(150,000)	-	(20,637)
Jun 30, 2019	Share based payment expense	-	-	-	438,375
Jun 30, 2019	Closing Balance	84,650,000	50,000	-	2,287,301

Notes:
[1]
During the period, the Group granted the following incentive securities to key management personnel and other employees and consultants of the Company: (a) 2,000,000 fully paid ordinary shares; (b) 23,750,000 unlisted incentive options exercisable at A$0.16 each, expiring December 31, 2022; (c) 1,000,000 unlisted incentive options exercisable at A$0.15 each, expiring June 30, 2020; (d) 1,200,000 unlisted incentive options exercisable at A$0.20 each, expiring June 30, 2020; (e) 2,500,000 unlisted performance rights subject to the ‘Chemical Plant PFS Milestone’, expiring December 31, 2020; (f) 2,500,000 unlisted performance rights subject to the ‘Integrated Feasibility Study Milestone’, expiring December 31, 2021; and (g) 2,500,000 unlisted performance rights subject to the ‘Construction Milestone’, expiring December 31, 2022.

9.	DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the nine months ended March 31, 2020 (March 31, 2019: nil).

10.	CONTINGENT ASSETS AND LIABILITIES

At March 31, 2020, the Group had entered into exclusive option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase approximately 1,551 acres and long-term lease approximately 138 acres of surface property and the associated mineral rights from the local landowners.

If the Group chooses to exercise a land purchase option, then the Group will pay cash consideration approximating the fair market value of the surface property (excluding the value of any minerals) plus a premium. At March 31, 2020, if the Group chose to exercise all of its land purchase options over its core properties, including those which contain the Group’s Mineral Resources, the estimated total amount payable would be approximately US$9.7 million. Of this, approximately US$3.7 million relates to options that are due to expire within 12 months after March 31, 2020. However, the Group plans to negotiate extensions to the expiry dates for a number of these options.

If the Group chooses to exercise a long-term lease option, then the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019 (CONTINUED)

11.	SUBSEQUENT EVENTS AFTER BALANCE DATE

(a)
On May 26, 2020, the Company announced the results of: (i) its pre-feasibility study (“PFS”) for a proposed lithium hydroxide chemical plant (“Chemical Plant”) in Kings Mountain, North Carolina, assuming a stand-alone merchant Chemical Plant that would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide (“Merchant Project”); and (ii) its updated scoping study (“Scoping Study”) for a proposed integrated mine-to-hydroxide project (“Integrated Project”) comprising a mine and concentrator (“Mine/Concentrator”) that would produce spodumene concentrate to be transported to a Chemical Plant and converted into battery-grade lithium hydroxide.  Both studies deliver excellent economics and robust internal rates of return over 25-year project lives; and

(b)
The outbreak of the 2019 novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, and the subsequent quarantine measures imposed by the Australian, United States and other governments, and related travel and trade restrictions have caused disruption to businesses and resulted in significant global economic impacts.  As at March 31, 2020 these impacts have not had a significant effect on the Group’s financial results or operations. However, as the impact of COVID-19 continues to evolve, including changes in government policy and business reactions thereto,  if our staff are unable to work or travel due to illness or government restrictions, we may be forced to reduce or suspend our exploration and development activities. In addition, as the COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, this, in turn, could adversely affect our business in the future. Due to the continually evolving nature of COVID-19 the Directors cannot reasonably estimate the effects that the COVID-19 pandemic could have on the financial statements for the year ending June 30, 2020 and future periods, and believe that any disturbance may be temporary. However, there is uncertainty about the length and potential impact of any resultant disturbance. As a result, we are unable to estimate the potential impact on the Company’s future operations as at the date of these Interim Financial Statements.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.